Exhibit 3.6

BALLOON NOTE

$7,500,000.00
San Juan, Puerto Rico
March 09, 2017

For value received the undersigned, REBUILD MIAMI - EDGEWATER LLC., "Borrower", promises to pay to RICHARD AND MARIA MERUELO, or their assigns, "Lender", the principal sum of Seven Million Five Hundred Thousand Dollars ($7,500,000.00), plus interest on the unpaid principal balance of this note from the date hereof until paid at the rate of TEN (10.0%) PERCENT per annum.

The interest shall be paid on December 31 of every year until Maturity in FIVE (5) YEARS. Payments will be first applied to interest and any other charges due as described herein and then to the unpaid principal balance.

Borrower shall pay to note holder a late charge of FIVE (5.0%) PERCENT of any payment not received by the note holder within THIRTY (30) DAYS after the payment is due. Borrower may prepay the principal amount outstanding in whole or in part at any time.

If any payment of principal, interest or any other charge under this Note is not paid within thirty (30) days from the date it is due, or if bankruptcy proceedings, whether voluntary or involuntary are instituted against the Borrower then upon the happening of any such event, the entire unpaid balance of this note shall at once become due and payable at the option of the Lender. If bankruptcy proceedings are instituted, then arrearages and other charges paid through the plan by the trustee shall accrue interest at the note rate above-stated, and such interest shall be included in the plan. In the event of a default by the Borrower on any other obligations to the Lender, such default shall constitute a default hereunder.

Failure of the Lender hereof to exercise any right or remedy available under this note shall not constitute a waiver of any such right or remedy exercised at the option of the Lender at a later time.

Borrower Agrees,

a)           To remain and continue to be bound for the payment of the principal, interest and any other charges on this note notwithstanding any extensions of time of payment of said principal and/or interest, and waive all and every kind of notice of such extension, and/or the assignment of this note and mortgage by Lender, and agree that same may be made without consent of any such persons;

b)           With respect to any collateral securing this NOTE, waive diligence in collection and all exemptions, which they or any of them may now or hereafter be entitled under the laws of Florida or any other state; and

c)           With respect to any collateral securing this NOTE, agree to waive all valuation and appraisement laws of any states; and

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d)           Agree, upon default, to pay all costs of collecting, securing or attempting to collect or secure this note, including reasonable attorney's fees, provided the collection of such costs and fees is permitted by law. During the period of any default, under the terms of this Note, the interest rate on the entire indebtedness then outstanding shall be at the highest rate allowed by law, computed from the date of default and continuing until such default is cured. Interest shall accrue at TWELVE (12%) PERCENT or the highest rate allowed by law after entry of final judgment, if any.

REBUILD MIAMI - EDGEWATER LLC.

RICHARD MERUELO //s//

By:
REBUILD MIAMI - EDGEWATER LLC.
ITS MANAGER:

Richard Meruelo, President
USA Capital Management, Inc.

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